Exhibit 3.1

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

1.   Name of Corporation:  SoftNet Technology Corp.

2.   The articles have been amended as follows (provide  article  numbers,  if available):

Article 4.01:

The number of Shares is Changed to 500,000,000 (Five Hundred Million) at a par value of $0.001 Class A Common Stock.

3.   The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is:

/s/ James Farinella
James Farinella, President